Exhibit 99.1
OBSEVA SA

ObsEva SA
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets

(in USD ’000)	Notes	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	4	14,126	54,734
Restricted cash	4	31,000	—
Other receivables		180	3,560
Prepaid expenses		3,371	5,223

Total current assets		48,677	63,517
Non-current assets
Right-of-use assets		417	625
Furniture, fixtures and equipment		53	58
Intangible assets	5	4,503	24,503
Other long-term assets		534	288

Total non-current assets		5,507	25,474

Total assets		54,184	88,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and current liabilities		4,735	9,038
Accrued expenses		11,049	13,783
Current lease liabilities		549	686

Total current liabilities		16,333	23,507
Non-current liabilities
Non-current lease liabilities		—	240
Non-current borrowings	6	32,923	25,733
Post-employment obligations		6,468	6,581
Other long-term liabilities		563	591

Total non-current liabilities		39,954	33,145
Shareholders’ equity
Share capital		6,875	6,489
Share premium		437,537	430,630
Reserves		35,060	32,195
Accumulated losses		(481,575)	(436,975)

Total shareholders’ equity	7	(2,103)	32,339

Total liabilities and shareholders’ equity		54,184	88,991

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2022	2021	2022	2021
Operating income other than revenue	8	2,612	4	4,849	10
OPERATING EXPENSES
Research and development expenses	9	(7,111)	(14,485)	(12,719)	(30,001)
General and administrative expenses		(7,511)	(3,888)	(14,744)	(8,079)
Impairment of intangible asset	5	(19,400)	—	(19,400)	—

Total operating expenses		(34,022)	(18,373)	(46,863)	(38,080)

OPERATING LOSS		(31,410)	(18,369)	(42,014)	(38,070)

Finance Income		23	(55)	1,956	574
Finance Expense		(1,357)	(690)	(4,434)	(1,601)

NET LOSS BEFORE TAX		(32,744)	(19,114)	(44,492)	(39,097)

Income tax expense	10	(54)	(30)	(107)	(51)

NET LOSS FOR THE PERIOD		(32,798)	(19,144)	(44,599)	(39,148)

Net loss per share
Basic and Diluted	11	(0.39)	(0.25)	(0.54)	(0.54)
TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)		—	—	—	—

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(32,798)	(19,144)	(44,599)	(39,148)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Cash Flows

		Six-month period ended June 30,
(in USD ’000)	Notes	2022	2021
NET LOSS BEFORE TAX FOR THE PERIOD		(44,492)	(39,097)

Adjustments for:
Impairment of intangible asset		19,400	—
Depreciation expense		229	505
Post-employment cost		202	229
Share-based compensation expense		2,864	2,929
Finance expense, net		2,478	1,027
Other operating income		(4,849)	—
Changes in operating assets and liabilities:
Other receivables		3,379	160
Prepaid expenses, deferred costs and other long-term assets		1,605	(2,621)
Other payables and current liabilities		(4,304)	(3,300)
Accrued expenses and other long-term liabilities		(2,483)	64

NET CASH FLOWS USED IN OPERATING ACTIVITIES		(25,971)	(40,104)

Net proceeds from disposal of intangible assets		5,691	—
Payments for plant and equipment		(15)	(10)

NET CASH FLOWS From (USED IN) INVESTING ACTIVITIES		5,676	(10)

Proceeds from issuance of shares		5,664	48,960
Proceeds from issuance of convertible debt		8,610	—
Proceeds from issuance of warrants		915	—
Proceeds from exercise of warrants		—	22,117
Issuance costs related to convertible debt and warrant		(1,696)	—
Share issuance costs		(197)	(1,674)
Principal elements of lease payments		(348)	(337)
Interest paid		(1,921)	(1,127)

NET CASH FLOWS FROM FINANCING ACTIVITIES		11,027	67,939

Net (decrease) increase in cash, cash equivalents and restricted cash		(9,268)	27,825

Cash, cash equivalents and restricted cash at January 1,		54,734	31,183

Effects of exchange rate changes on cash, cash equivalents and restricted cash		(340)	(85)
Cash, cash equivalents and restricted cash at June 30,		45,126	58,923

NON-CASH FINANCING ACTIVITIES
Issuance of common stock (in connection with conversion of convertible debt)		906	—

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Changes in Equity

(in USD ’000)	Share capital	Treasury shares	Share premium	Reserves	Accumulated losses	Total
January 1, 2021	4,878	(304)	356,822	26,353	(379,395)	8,354

Loss for the period	—	—	—	—	(39,148)	(39,148)

Other comprehensive loss	—	—	—	—	—	—

Total comprehensive loss	—	—	—	—	(39,148)	(39,148)

Issuance of treasury shares	1,515	(1,515)	—	—	—	—
Issuance of shares - ATM program	—	1,189	47,860	—	—	49,049
Share issuance costs	—	—	(1,677)	—	—	(1,677)
Exercise of warrants	555	—	21,562	—	—	22,117
Share-based remuneration	—	—	—	2,929	—	2,929

June 30, 2021	6,948	(630)	424,567	29,282	(418,543)	41,624

January 1, 2022	6,948	(459)	430,630	32,196	(436,976)	32,339

Loss for the period	—	—	—	—	(44,599)	(44,599)

Other comprehensive loss	—	—	—	—	—	—

Total comprehensive loss	—	—	—	—	(44,599)	(44,599)

Issuance of treasury shares	1,947	(1,947)	—	—	—	—
Issuance of shares - ATM program	—	323	5,341	—	—	5,664
Share issuance costs - ATM program	—	—	(196)	—	—	(196)
Conversion rights value - convertible notes	—	—	197	—	—	197
Issuance of shares - convertible notes	63	—	843	—	—	906
Reclassification of warrants	—	—	722	—	—	722
Share-based remuneration	—	—	—	2,864	—	2,864

June 30, 2022	8,958	(2,083)	437,537	35,060	(481,575)	(2,103)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA
Unaudited Condensed Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
1. General information
ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228
Plan-les-Ouates,
Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (see Note 2.3).
The Group is focused on the development of novel therapeutics to improve women’s reproductive health and pregnancy. The Group has a portfolio of one in-licensed
mid-stage
development compound (nolasiban) and one
out-licensed
mid-stage
development product (ebopiprant). The Group has no currently marketed products.
On July 27, 2022, the Company announced plans to initiate a corporate restructuring and refocus the Company’s development and commercialization strategy. The Board of Directors decided to undertake the following actions: (i) give notice of termination of the Company’s license agreement with Kissei Pharmaceutical Co., Ltd (“Kissei”) for the development and commercialization of linzagolix (the “Kissei License Agreement”); (ii) commence planned corporate restructuring to resize the Company to be able to meet other license obligations and assess strategic options with respect to pipeline development; and (iii) file an application to the competent court in Geneva, Switzerland for a court-sanctioned moratorium to facilitate the planned restructuring. If granted, the moratorium will provide the Company with temporary protection against debt-enforcement and bankruptcy proceedings in Switzerland, with a view to make it possible for the Company to undertake restructuring measures under the supervision of one or more court-appointed administrators. Consistent with the Company’s plans to restructure its operations, the Company will initiate a mass dismissal process, pursuant to Swiss law. A final decision on the extent of the restructuring will be taken following a consultation process with the Company’s employees.
These unaudited condensed consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in Note 2.
These unaudited condensed consolidated financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on August 12, 2022.
2. Accounting principles and scope of consolidation
2.1 Basis of preparation and accounting principles
These unaudited three-month and
six-month
interim condensed consolidated financial statements (the “condensed consolidated financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34
Interim Financial Reporting
as issued by the International Accounting Standards Board (the “IASB”).
Accounting policies
Accounting policies used in the preparation and presentation of these unaudited condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2021 (the “annual financial statements”), which should be read in conjunction with these unaudited condensed consolidated financial statements as they provide an update of previously reported information.
Operating income other than revenue
Revenue includes royalty and milestone income from the
out-licensing
of intellectual property when ObsEva retains an interest in the intellectual property through a license. Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the relevant milestone event criteria are met, and the risk of reversal of revenue recognition is remote.
Going concern
The Company has incurred recurring losses since inception, including net losses of USD 44.6 million for the six-month
period ended June 30, 2022. As of June 30, 2022, the Company had accumulated losses of USD 512.2 million, of which USD 30.6 million were offset with share premium. The Company expects to continue to generate operating losses for the foreseeable future. As of June 30, 2022, the Company had cash and cash equivalents of USD 45.1 million, of which USD 31.0 million is restricted. These unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. To date, the Company has funded its operations through equity and debt offerings and through payments from licensors. The Company

ObsEva SA
Unaudited Condensed Consolidated Financial Statements

believes that its current cash and cash equivalents, after taking into account our planned corporate restructuring actions, including a mass dismissal process pursuant to Swiss law, are sufficient to fund its operating expenses into the fourth quarter of 2022 and this raises substantial doubt about the Company’s ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern within one year from the date of the issuance of these unaudited condensed consolidated financial statements. The future viability of the Company is dependent on its ability to implement a successful corporate reorganization and to raise additional capital to finance its future operations. The Company may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. The Company may seek additional funding through its public or private financings, debt financing or collaboration agreements. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s operations, financial condition and ability to pursue its business strategies. If the Company is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Management continues to explore all potential options to obtain additional funding. However, there is no assurance that the Company will be successful in raising funds, obtaining sufficient funding on terms acceptable to the Company, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial conditions.
2.2 Use of estimates and assumptions
The preparation of unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. The Company bases the estimates on historical experience and on various other assumptions that the Company believes are reasonable, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity and the amount of revenues and expenses. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the unaudited condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.
2.3 Scope of consolidation
The Company consolidates the financial operations of its four fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, ObsEva Europe B.V., which is registered and organized under the laws of Netherlands, ObsEva Switzerland SA, which is registered and organized under the laws of Switzerland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd, ObsEva Europe B.V., and ObsEva Switzerland SA had no operations and no results of operations to report as of June 30, 2022 and 2021.
3. Fair value estimation and financial instruments
The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.
All financial assets and liabilities, respectively, are held at their amortized cost.
The Group’s financial assets and liabilities consist of cash and cash equivalents, restricted cash, other receivables, other payables and accruals which are classified as loans and receivables at amortized cost according to IFRS 9.
Assets recorded at fair value on a nonrecurring basis, such as intangible assets are recognized at fair value when they are impaired.
4. Cash, cash equivalents and restricted cash
Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Restricted cash represents deposited amounts securing obligations under the Company’s convertible note financing arrangement with JGB Management, Inc. (see Note 6). Restricted cash consists of USD 31.0 million held in a restricted depository account.

ObsEva SA
Unaudited Condensed Consolidated Financial Statements

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts in the statement of cash flows.

(in USD ‘000)	June 30, 2022	December 31, 2021
Cash and cash equivalents	14,126	54,734
Restricted cash	31,000	—

Total cash, cash equivalents and restricted cash	45,126	54,734

5. Intangible assets
The Company’s intangible assets consisted of the following:

	June 30, 2022
(in USD ‘000)	Gross Carrying Value	Disposal	Impairment	Net Book Value
Intangible assets
Linzagolix	20,000	(600)	(19,400)	—
Nolasiban	4,503	—	—	4,503

Total	24,503	(600)	(19,400)	4,503

	December 31, 2021
(in USD ‘000)	Gross Carrying Value	Disposal	Impairment	Net Book Value
Intangible assets
Linzagolix	20,000	—	—	20,000
Nolasiban	4,503	—	—	4,503
Ebopiprant	2,105	(2,105)	—	—

Total	26,608	(2,105)	—	24,503

On February 10, 2022, the Company entered into a strategic licensing agreement with Theramex HQ UK Limited (“Theramex”) to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia (“Theramex License Agreement”). Given the
out-licensing
of linzagolix in certain territories to Theramex, the Company concluded that a portion of the linzagolix intangible assets should be de-recognized.
The Company calculated the
out-licensed
territories as representing 3% of the probability-weighted gross profit from linzagolix product sales world-wide and as a result, recorded a partial derecognition of USD 0.6 million of intangible asset.
During the three months ended June 30, 2022, the Company identified an interim impairment trigger for the linzagolix intangible asset resulting from the review issues communicated by the U.S. Food and Drug Administration (FDA) regarding deficiencies in the New Drug Application (NDA) for linzagolix uterine fibroids. After performing an interim impairment assessment, the Company concluded that the full remaining net book value of the asset was impaired as of June 30, 2022 and recorded a charge of USD 19.4 million. The impairment charge is recorded in impairment of intangible asset on the unaudited condensed consolidated statements of comprehensive loss.
6. Borrowings
In October 2021, the Company entered into a convertible note financing agreement (the “Securities Purchase Agreement”) with certain funds and accounts managed by JGB Management Inc. (“JGB”), which is structured to provide up to USD 135 million in borrowing capacity, available in nine tranches. The following is the activity of the Company’s borrowings for the six months ended June 30, 2022:

ObsEva SA
Unaudited Condensed Consolidated Financial Statements

(in USD ‘000)	2022
Borrowings as of January 1,	$25,733
Issuance of JGB convertible note	8,369
Transaction costs	(1,490)
Conversion of JGB convertible note	(906)
Interest expense	3,124
Interest paid	(1,907)

Borrowings as of June 30,	$32,923

The Securities Purchase Agreement provides for the Company to potentially receive funds from each of the seven remaining tranches that have not been funded as of June 30, 2022, which may be funded at JGB’s sole option and subject to the Company meeting certain conditions, including, among others, that the Company’s volume-weighted average price is not below USD 3.00 per share for five or more trading days during the 30 days prior to a tranche funding date (the “Minimum Stock Price Condition”). As of May 25, 2022, the funding date of the third tranche, the Company had not met the Minimum Stock Price Condition for the third tranche. On May 27, 2022, the Company entered into a waiver and amendment agreement with JGB, whereby JGB agreed to waive its right to terminate its obligation to fund future tranches under the Securities Purchase Agreement, which JGB would be entitled to as a result of the Company’s failure to meet the Minimum Stock Price Condition. In exchange, the Company agreed to further restrictions on the existing account control agreement in favor of JGB to establish a “blocked” account control agreement with respect to the applicable bank account. As of June 30, 2022, the Company held USD 31.0 million in such deposit account, which is classified as Restricted Cash in the unaudited condensed consolidated balance sheets. The minimum cash amount is subject to additional incremental increases totaling USD 21.0 million in aggregate depending on the amount of debt outstanding under the Securities Purchase Agreement.
The Securities Purchase Agreement includes affirmative and negative covenants applicable to the Company and its subsidiaries. The affirmative covenants include, among other things, requirements to file certain financial reports with the Securities and Exchange Commission, maintain insurance coverage and satisfy certain requirements regarding deposit accounts. Further, subject to certain exceptions, the Securities Purchase Agreement contains customary negative covenants limiting its ability to, among other things, transfer or sell certain assets, consummate mergers or acquisitions, allow changes in business, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of June 30, 2022, the Company was in compliance with its covenants.
On August 1, 2022, as a result of certain events of default under the outstanding convertible notes issued in the first and second tranches under the Securities Purchase Agreement, the Company announced the early retirement of USD 31.0 million of its debt with JGB, as the USD 31.0 million cash held as collateral was applied against the outstanding convertible notes on a pro rata basis, and the entry into an amendment and forbearance agreement to refinance the remaining outstanding debt held (see Note 14 for the events occurring after the reporting period).
7. Shareholders’ equity
Share capital and share premium
As of June 30, 2022, the total outstanding share capital of USD 6.9 million, fully paid, consists of 84,499,179 common shares, excluding 24,921,292 treasury shares. As of December 31, 2021, the total outstanding share capital of USD 6.5 million, fully paid, consisted of 79,855,268 common shares, excluding 5,265,203 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.
During the second quarter of 2022, JGB converted USD
1.3
million of its outstanding principal under the second tranche note into
800,000
common shares. As the conversions were completed within the terms of the Securities Purchase Agreement, no gain or loss was recognized as a result of these conversions.
In February 2022, the Company announced the issuance of 23,400,000 common shares at par value of
1/13
of a Swiss franc
per
share. The shares were fully subscribed for by a fully owned subsidiary of the Company and listed on the SIX Swiss Exchange accordingly. The shares were initially held as treasury shares.
During the
six-months
period ended June 30, 2022, the Company sold a total of 3,743,911 treasury shares at an average price of USD 1.51 per share, as part of its ATM program with SVB Leerink LLC. These multiple daily transactions generated total gross proceeds of USD 5.7 million. Directly related share issuance costs of USD 0.2 million were recorded as a deduction in equity.
During the
six-month
period ended June 30, 2021, the Company sold a total of 13,949,613 treasury shares at an average price of USD 3.51 per share, as part of its prior and current ATM programs. These multiple daily transactions generated total gross proceeds of USD 49.0 million. Directly related share issuance costs of USD 1.5 million were recorded as a deduction in equity. In addition, during the first quarter of 2021, the Company received proceeds of USD 22.1 million from the exercise of 6,448,240 warrants.

ObsEva SA
Unaudited Condensed Consolidated Financial Statements

Warrants issued with Securities Purchase Agreement with JGB
On January 28, 2022, in connection with the second tranche under the Securities Purchase Agreement, the Company issued to JGB a warrant to purchase 1,018,716 common shares of the Company. The warrant has an exercise price of USD 1.87 per share. The Company determined the fair value of the warrant on January 28, 2022 using the Black Scholes model by using a risk-free interest rate of 1.78%, an expected term of 3 years, and an implied volatility of 96.5%. The fair value was calculated to be approximately USD 915 thousand on January 28, 2022. This valuation is considered to be Level 2 in the fair value hierarchy. The Company allocated the transaction fees, including the USD 1.25 million waiver payment, associated with the Securities Purchase Agreement based on the debt balance and the fair value of the warrant liability on January 28, 2022. The allocation of the transaction fees associated with the warrant liability was USD 163 thousand and was recorded as a period cost and included in finance expense on the statements of comprehensive loss.
Because the warrants were not exercisable until its affiliated registration statement was declared effective, the Company had to revalue the warrant liability on the date of the effective date of the registration statement which was March 1, 2022. The Company revalued the fair value of the warrants on March 1, 2022 using the Black Scholes model by using a risk-free interest rate of 1.72%, an expected term of 3 years, and an implied volatility of 95.8%. The fair value was calculated to be approximately USD 722 thousand on March 1, 2022. The resulting change in fair values from January 28, 2022 to March 1, 2022 of USD 193 thousand is recorded as a period cost and is included in finance income on the statements of comprehensive loss.
8. Revenue and other operating income
On February 10, 2022, the Company entered into the Theramex License Agreement with Theramex to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia. Under the terms of the Theramex License Agreement, the Company was entitled to receive royalties of a mid-thirties
percentage on commercial sales up to EUR 72.75 million in upfront and milestone payments, including EUR 5 million obtained upon signing, up to EUR 13.75 million in development and commercial milestones and up to EUR 54 million in sales-based milestones.
As the Company received marketing authorization for the uterine fibroid indication in the European Union and the UK, the upfront payment of EUR 5.0 million was fully recognized during the six months ended June 30, 2022. The gain on the disposal of the asset, net of de-recognition
of intangible asset, of USD 4.8 million is recorded in operating income other than revenue on the Company’s unaudited condensed consolidated statements of comprehensive loss.
As a result of termination of the Kissei License Agreement, the Theramex License Agreement was automatically assigned to Kissei and the Company has no further rights or obligations under the agreement. See Note 14 for further information.
9. Research and development expenses
Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses as well as external costs of vendors engaged to conduct preclinical development activities and clinical trials.
10. Income tax
The Group is subject to income taxes in various jurisdictions, including primarily in Switzerland and the United States.
Since January 1, 2020, the Company is subject in Switzerland to a municipal and cantonal income tax rate of 14.0% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month and six-month periods
ended June 30, 2022 and 2021. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of June 30, 2022 and December 31, 2021.
The Company’s U.S. subsidiary is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost-plus arrangement with the Group. The profits of the U.S. subsidiary during the three-month and six-month periods
ended June 30, 2022 and 2021 were each subject to a total U.S. income tax rate of 27.3% based on both the U.S. federal and state tax rates.

ObsEva SA
Unaudited Condensed Consolidated Financial Statements

11. Loss per share
As of June 30, 2022 and 2021, the Company has one category of shares, which are common shares. The basic loss per share is calculated by dividing the loss of the period attributable to the common shares by the weighted average number of common shares outstanding during the period as follows:

	Three-month period ended June 30, 2022	Six-month period ended June 30, 2022
Net loss attributable to shareholders (in USD ‘000)	(32,798)	(44,599)
Weighted average number of common shares outstanding	83,884,893	82,916,093

Basic and diluted loss per share (in USD)	(0.39)	(0.54)

	Three-month period ended June 30, 2021	Six-month period ended June 30, 2021
Net loss attributable to shareholders (in USD ‘000)	(19,144)	(39,148)
Weighted average number of common shares outstanding	75,809,484	72,211,911

Basic and diluted loss per share (in USD)	(0.25)	(0.54)

For the three-month and
six-months ended
June 30, 2022, 12,364,148 shares issuable upon the exercise of stock-options and 18,021,414 shares issuable upon conversion of notes and/or exercise of warrants issued to JGB pursuant to the Securities Purchase Agreement, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-month and six-month periods
ended June 30, 2021, 8,956,610 and 516,352 shares issuable upon the exercise of stock-options and warrants, respectively, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation.
12. Leases
On May 10, 2022, the Company entered into a
120-month
lease for office space and parking spaces in Geneva, Switzerland. The lease is for approximately 7,513 square feet and 4 parking spaces with the Company gaining access to areas on October 1, 2022. The expected lease commitments resulting from this contract are less than USD 0.1 million in 2022 and USD 0.3 million from 2023 onward. The expected lease commitments are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.
13. Segment information
The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statements of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment. The Group currently generates no revenue from the sales of therapeutics products, and the Group’s activities are not affected by any significant seasonal effect.

ObsEva SA
Unaudited Condensed Consolidated Financial Statements

The geographical analysis of
non-current
assets is as follows:

(in USD ‘000)	June 30, 2022	December 31, 2021
Switzerland	5,414	25,385
USA	93	89

Total non-current assets	5,507	25,474

The geographical analysis of operating expenses is as follows:

(in USD ’000)	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Switzerland	33,337	16,730	45,953	34,885
USA	685	1,643	910	3,195

Total operating expenses	34,022	18,373	46,863	38,080

14. Events after the reporting period
On July 27, 2022, the Company announced plans to initiate a corporate restructuring and refocus the Company’s development and commercialization strategy. The Company believed these changes were necessary due to the commercial landscape and potential additional capital needed to fund the completion of the linzagolix clinical development program, as the U.S. Food and Drug Administration (FDA) notified the Company of review issues regarding deficiencies in the New Drug Application (NDA) for linzagolix for uterine fibroids. These review issues precluded discussion of labeling and post-marketing commitments. As disclosed in Note 5, these expected review issues resulted in the Company impairing the linzagolix intangible asset as of June 30, 2022. Following these FDA discussions, the Board of Directors decided to undertake the following actions in July 2022: (i) give notice of termination of the Kissei License Agreement; (ii) commence planned corporate restructuring to resize the Company to be able to meet other license obligations and assess strategic options with respect to pipeline development; and (iii) file an application to the Swiss court for a court-sanctioned moratorium to facilitate the planned restructuring. As a result of termination of the Kissei License Agreement, the Theramex License Agreement was automatically assigned to Kissei and the Company has no further rights or obligations under the agreement.
In July 2022, following the corporate restructuring announcement, the Company sold a total of 3,077,175 treasury shares at an average price of USD 0.29 per share, as part of its ATM program with SVB Leerink LLC. These multiple daily transactions generated total gross proceeds of USD 0.9 million.
On July 27, 2022, the Company’s previously announced application to the courts of competent jurisdiction of the Swiss canton of Geneva for a preliminary moratorium resulted in certain events of default under the outstanding Notes (the “Events of Default”). On July 31, 2022, the Company entered into an amendment and forbearance agreement (the “Amendment”) with JGB in relation to the Securities Purchase Agreement, the Note issued in connection with the first tranche under the Securities Purchase Agreement (the “First Tranche Note”), and the Second Tranche Note. Pursuant to the Amendment, the Company and JGB agreed to apply the USD 31.0 million restricted cash balance of the Company (the “Account Balances”) previously held in a control account in accordance with the Transaction Agreements against the outstanding Notes on a pro rata basis, and JGB waived any application of the 25% prepayment premium permitted under the outstanding Notes with respect to the Account Balances. In addition, JGB agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Securities Purchase Agreement, the Notes, or any ancillary agreements thereto (the “Transaction Agreements”), with respect to the Events of Default until the earlier to occur of (i) October 29, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the waiver of the prepayment penalty and forbearance on exercising such rights and remedies, USD 1.5 million was added to the outstanding principal balance under the outstanding Notes, resulting in an aggregate outstanding balance of approximately USD 11.0 million under the outstanding Notes, the conversion price of the outstanding Notes was adjusted to a conversion price of USD 0.26 per share (subject to adjustment as provided in the outstanding Notes) and the Company’s right to mandatory conversion of any convertible notes issued pursuant to the Securities Purchase Agreement, including the outstanding Notes, was terminated. In addition, JGB is no longer obligated to fund any future mandatory or optional tranche closing under the Securities Purchase Agreement. As of the issuance date of the unaudited condensed consolidated financial statements, the outstanding note balances are classified as short-term. The Company expects the early debt extinguishment to have a material impact on the Statement of Comprehensive Loss for the year ended December 31, 2022.
In August 2022, following the execution of the Amendment, JGB converted USD 3.5 million of its Notes and USD 0.3 million of accrued and unpaid interest into 14,272,239 common shares.